Exhibit 99.1

BEZEQ GROUP REPORTS

THIRD QUARTER 2016 Financial results

Tel Aviv, Israel – November 23, 2016 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended September 30, 2016. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q3 2016	Q3 2015	% change
	(NIS millions)

Revenues	2,510	2,602	(3.5%)
Operating profit	599	652	(8.1%)
EBITDA	1,041	1,109	(6.1%)
EBITDA margin	41.5%	42.6%
Net profit	394	407	(3.2%)
Diluted EPS (NIS)	0.14	0.15	(6.7%)
Cash flow from operating activities	902	1,050	(14.1%)
Payments for investments	349	427	(18.3%)
Free cash flow [1]	577	645	(10.5%)
Net debt/EBITDA (end of period) [2]	2.31	2.09	-

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “We continue to focus on providing our customers with outstanding and professional services. In a competitive world of global communications, it is important that Israelis enjoy world-leading telecom services. We have invested billions in building a state-of-the-art, ultra-fast telecom infrastructure in Israel, and it is crucial that the regulatory framework continues to allow us to operate effectively and to invest in the Israeli telecom market in the future.”

Allon Raveh, Chief Financial Officer of Bezeq, commented, “I am proud to have joined the management team leading the Bezeq Group and sign the financial reports for the third quarter. In this quarter we continued to maintain our strong financial profile as demonstrated in the financial results and by our position as the leading telecom group in Israel. Our results for the quarter reflect the fruit of our investment in infrastructure and uncompromising customer service, along with increasing market competition.”

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 1

Bezeq Group Results (Consolidated)

Revenues in the third quarter of 2016 were NIS 2.51 billion, compared to NIS 2.60 billion in the same quarter of 2015, a decrease of 3.5%. The decrease was due to lower revenues in all of the group segments and primarily at Pelephone.

Salary expenses in the third quarter of 2016 were NIS 501 million, compared to NIS 506 million in the same quarter of 2015, a decrease of 1.0%.

Operating expenses in the third quarter of 2016 were NIS 994 million, compared to NIS 1.00 billion in the same quarter of 2015, a decrease of 0.6%. The decrease was primarily due to a reduction in interconnect fees and payments to telecom operators as well as lower terminal equipment and building maintenance expenses, which were partially offset by an increase in content services, services by sub-contractors and marketing expenses.

Other operating income in the third quarter of 2016 amounted to NIS 26 million, compared to NIS 13 million in the same quarter of 2015. The increase in other operating income was due to an increase in capital gains from the sale of fixed assets at Bezeq Fixed-Line.

Operating profit in the third quarter of 2016 was NIS 599 million compared to NIS 652 million in the same quarter of 2015, a decrease of 8.1%. EBITDA in the third quarter of 2016 was NIS 1.04 billion (EBITDA margin of 41.5%) compared to NIS 1.11 billion (EBITDA margin of 42.6%) in the same quarter of 2015, a decrease of 6.1%.

Tax expenses in the third quarter of 2016 were NIS 99 million compared to NIS 144 million in the same quarter of 2015, a decrease of 31.3%. The decrease in tax expenses was primarily due to a reduction in the corporate tax rate from 26.5% to 25% beginning January 1, 2016 as well as a decrease in tax expenses in respect of prior years at Bezeq Fixed-Line.

Net profit attributable to Bezeq shareholders in the third quarter of 2016 was NIS 394 million compared to NIS 407 million in the same quarter of 2015, a decrease of 3.2%.

Cash flow from operating activities in the third quarter of 2016 was NIS 902 million, compared to NIS 1.05 billion in the same quarter of 2015, a decrease of 14.1%. The decrease was primarily due to an increase in payments for the retirement of employees at Bezeq Fixed-Line as well as changes in working capital.

Payments for investments (Capex) in the third quarter of 2016 were NIS 349 million compared to NIS 427 million in the same quarter of 2015, a decrease of 18.3%. Free cash flow in the third quarter of 2016 was NIS 577 million compared to NIS 645 million in the same quarter of 2015, a decrease of 10.5%.

Net financial debt of the Group was NIS 9.40 billion as of September 30, 2016 compared to NIS 8.92 billion as of September 30, 2015. As of September 30, 2016, the Group's net financial debt to EBITDA (trailing twelve months) ratio was 2.31, compared to 2.09 as of September 30, 2015.

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 2

2016 Outlook

Based on the information available to the Group today, the Bezeq Group updated its outlook published in the Periodic Report for the year 2015, regarding its free cash flow for the year 2016 as follows:

●	Free cash flow is expected to be approximately NIS 2.2 billion

There is no change to the Group's outlook for net profit and EBITDA, after adjusting for the effects of provisions for the early retirement of employees as well as collective labor agreements that were signed in the amount of NIS 140 million (including a provision of NIS 78.5 million at Bezeq Fixed-Line).

In addition, a decrease in the corporate tax rate, if approved before December 31, 2016, will result in a reduction in the Company's deferred tax asset as well as a decrease in net profit to shareholders for the year 2016.

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.	The forecasts do not include additional effects, insofar as there are any, of a provision for the early retirement of employees and/or the signing of a collective labor agreement beyond the above mentioned.

b.	The forecasts are based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2016. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, etc., or realization of risk factors detailed in the Group's periodic report for the year 2015.

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 3

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “Our Internet operations continued their rapid growth, with Bezeq crossing the 1.5 million Internet subscribers mark. Of these, 350,000 customers subscribed through the wholesale market, validating the success of the broadband Internet reform. I have no doubt that the massive subscriber recruitment seen in our Internet operations is directly due to our investment in state-of-the-art telecom infrastructure and the development of innovative services. The Ministry of Communications must meet its obligation toward Bezeq, based on the policies set forth by the former Minister of Communications, Moshe Kahlon, which is to repeal the structural separation parallel to the roll-out of the wholesale market reform. Bezeq is the only telecom company in the entire world that is subject to structural separation and is prohibited from offering a bundle of services. Removal of this separation will greatly benefit local consumers by introducing another triple-bundle offer, increase healthy competition and reduce unnecessary operating overhead.”

Revenues in the third quarter of 2016 were NIS 1.09 billion, compared to NIS 1.10 billion in the same quarter of 2015, a decrease of 1.1%. Total revenues were impacted by the decrease in telephony revenues, which was partially offset by higher revenues from broadband Internet services.

Revenues from telephony services in the third quarter of 2016 were NIS 375 million compared to NIS 395 million in the same quarter of 2015, a decrease of 5.1%. The decrease in telephony revenues was due to a reduction of 3.3% in the average revenue per line and a decrease of 2.6% in the number of access lines.

Revenues from broadband Internet services (retail and wholesale) in the third quarter of 2016 were NIS 399 million, compared to NIS 385 million in the same quarter of 2015, an increase of 3.6%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of broadband Internet lines, where 91,000 new wholesale and retail broadband Internet lines were added during the past year.

Revenues from transmission and data communication services in the third quarter of 2016 were NIS 261 million compared to NIS 267 million in the same quarter of 2015, a decrease of 2.2%.

Operating expenses in the third quarter of 2016 were NIS 183 million compared to NIS 186 million in the same quarter of 2015, a decrease of 1.6%. The decrease in operating expenses was due to a reduction in building maintenance and motor vehicle expenses, which was partially offset by an increase in marketing expenses.

Salary expenses in the third quarter of 2016 were NIS 225 million, compared to NIS 232 million in the same quarter of 2015, a decrease of 3.0%.

Other operating income in the third quarter of 2016 amounted to NIS 26 million, compared to NIS 13 million in the same quarter of 2015. The increase in other operating income was due to an increase in capital gains from the sale of fixed assets.

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 4

Operating profit in the third quarter of 2016 totaled NIS 519 million compared to NIS 512 million in the same quarter of 2015, an increase of 1.4%. EBITDA in the third quarter of 2016 totaled NIS 707 million (EBITDA margin of 64.9%) compared to NIS 696 million (EBITDA margin of 63.2%) in the same quarter of 2015, an increase of 1.6%.

Financing expenses in the third quarter of 2016 were NIS 93 million compared to NIS 138 million in the same quarter of 2015, a decrease of 32.6%. The decrease in financing expenses was impacted by the recording of financing expenses in respect of the valuation of future long-term credit in the corresponding quarter of 2015.

Tax expenses in the third quarter of 2016 were NIS 83 million compared to NIS 118 million in the same quarter of 2015, a decrease of 29.7%. The decrease was primarily due to a reduction in the corporate tax rate from 26.5% to 25% beginning January 1, 2016 as well as a decrease in tax expenses in respect of prior years.

Net profit in the third quarter of 2016 totaled NIS 343 million compared to NIS 256 million in the same quarter of 2015, an increase of 34.0%. The increase in net profit was primarily due to the aforementioned decreases in financing as well as tax expenses.

Cash flow from operating activities in the third quarter of 2016 was NIS 526 million compared to NIS 686 million in the same quarter of 2015, a decrease of 23.3%. The decrease in cash flow from operating activities was primarily due to an increase in payments for the retirement of employees as well as changes in working capital.

Payments for investments (Capex) in the third quarter of 2016 were NIS 207 million, compared to NIS 230 million in the same quarter of 2015, a decrease of 10.0%. Free cash flow in the third quarter of 2016 was NIS 341 million, compared to NIS 477 million in the same quarter of 2015, a decrease of 28.5%.

In the third quarter of 2016, the Company added 18,000 broadband Internet lines (retail and wholesale), totaling 1.54 million. The number of wholesale broadband Internet lines continued to grow and reached a total of 347,000 lines, representing a sequential increase of 24,000 lines. During the past year, the number of wholesale lines grew by 170,000.

During the third quarter of 2016, average broadband speeds reached 41.8 Mbps compared to 40.2 Mbps sequentially, and 36.7 Mbps in the third quarter of 2015, representing a year-over-year increase of 13.9%.

Average revenue per Internet subscriber (ARPU - retail) in the third quarter of 2016 was NIS 89, compared to NIS 90 sequentially and NIS 88 in the third quarter of 2015.

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 5

The number of telephony access lines totaled 2.137 million at the end of September 2016, compared to 2.151 million sequentially and 2.193 million in the third quarter of 2015. Average revenue per line (ARPL) in the third quarter of 2016 totaled NIS 58, in-line sequentially and compared to NIS 60 in the third quarter of 2015.

Bezeq Fixed-Line - Financial data	Q3 2016	Q3 2015	% change
	(NIS millions)

Total revenues	1,089	1,101	(1.1%)
Telephony revenues	375	395	(5.1%)
Broadband Internet revenues	399	385	3.6%
Transmission and data revenues	261	267	(2.2%)
Other revenues	54	54	0.0%
Operating profit	519	512	1.4%
EBITDA	707	696	1.6%
EBITDA margin	64.9%	63.2%
Net profit [1]	343	256	34.0%
Cash flows from operating activities	526	686	(23.3%)
Payments for investments	207	230	(10.0%)
Free cash flow [2]	341	477	(28.5%)

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line – KPIs	Q3 2016	Q2 2016	Q3 2015

Active subscriber lines (in thousands) [1]	2,137	2,151	2,193
Average monthly revenue per line (NIS) [2]	58	58	60
Outgoing minutes (millions)	1,297	1,257	1,373
Incoming minutes (millions)	1,382	1,314	1,410
Churn rate (%) [3]	2.6%	2.4%	2.6%
Total broadband Internet lines (in thousands) [4]	1,539	1,521	1,448
Of which: Wholesale broadband Internet lines (in thousands) [4]	347	323	177
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	89	90	88
Average broadband speed per subscriber (end of period, Mbps)	41.8	40.2	36.7

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).  Active subscriber lines are presented at the end of each period.

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines.  Retail - direct Internet subscriber of the Company;  Wholesale - Internet line through Bezeq's wholesale service for telecom operators.  Broadband Internet lines are presented at the end of each period.

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 6

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “We are continuing to pursue our expansion strategy in our core business – cellular service, while working tirelessly to stay at the cutting edge of technology and innovation through our diverse service offering. We are also working to allocate frequencies for our 4.5G network (LTE Advanced), and have recently approached the Ministry of Communications to formalize the matter.

Our profits grew in the past quarter as a result of increases in new subscribers and higher service revenues, coupled with a reduction in operating expenses. We continued to work on growing our subscriber base through existing collaborations and offering our customers true value services: we secured and expanded our collaboration with the BUG chain of computer stores; we continued expanding our distribution channels and points of contact with our customers through the launch of our e-mobile brand; we won the tender for the largest customer in the country – the Accountant General’s tender for providing cellular services for 100,000 government employees along with Apple and HTC smartphones; and just recently, we marked a successful launch of the new iPhone7 with 10,000 handsets sold in one week. We achieved all of the above while continuing with our operational streamlining.”

Total revenues in the third quarter of 2016 were NIS 649 million, compared to NIS 658 million sequentially and NIS 729 million in the same quarter of 2015, a decrease of 1.4% and 11.0%, respectively.

Revenues from cellular services in the third quarter of 2016 were NIS 468 million, compared to NIS 456 million sequentially and NIS 521 million in the same quarter of 2015, a quarter-over-quarter increase of 2.6% and year-over-year decrease of 10.2%, respectively. The year-over-year decrease in revenues from cellular services was due to a decrease in tariffs as a result of increased competition in the cellular market.

Revenues from equipment sales in the third quarter of 2016 were NIS 181 million, compared to NIS 202 million sequentially and NIS 208 million in the same quarter of 2015, a decrease of 10.4% and 13.0%, respectively. The year-over-year decrease in revenues from equipment sales was primarily due to a change in the revenue mix of equipment sold, specifically a decrease in the sales of higher priced handsets coupled with an increase in accessories and non-cellular electronic items such as multimedia products.

Operating expenses in the third quarter of 2016 decreased NIS 28 million sequentially and NIS 46 million compared to the same quarter of 2015.

EBITDA in the third quarter of 2016 was NIS 119 million (EBITDA margin of 18.3%), compared to NIS 103 million (EBITDA margin of 15.7%) sequentially and NIS 170 million (EBITDA margin of 23.3%) in the same quarter of 2015, a quarter-over-quarter increase of 15.5% and year-over-year decrease of 30.0%, respectively.

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Net profit in the third quarter of 2016 was NIS 32 million, compared to NIS 13 million sequentially, and NIS 55 million in the same quarter of 2015, a quarter-over-quarter increase of 146.2% and year-over-year decrease of 41.8%, respectively.

Cash flow from operating activities in the third quarter of 2016 was NIS 152 million compared to NIS 180 million sequentially and NIS 163 million in the same quarter of 2015, a decrease of 15.6% and 6.7%, respectively.

Free cash flow in the third quarter of 2016 was NIS 88 million compared to NIS 117 million sequentially and NIS 73 million in the same quarter of 2015, a quarter-over-quarter decrease of 24.8% and a year-over-year increase of 20.5%, respectively.

The number of Pelephone subscribers increased 88,000 in the third quarter of 2016 and reached 2.348 million as of September 30, 2016 compared to an increase of 67,000 subscribers in the second quarter of 2016 (after adjusting for the CDMA subscriber write-off) and an increase of 41,000 in the first quarter of 2016.

Monthly ARPU in the third quarter of 2016 totaled NIS 68, in-line sequentially and with the same quarter of 2015.

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Pelephone - Financial data	Q3 2016	Q3 2015	% change
	(NIS millions)

Total revenues	649	729	(11.0%)
Service revenues	468	521	(10.2%)
Equipment revenues	181	208	(13.0%)
Operating profit	27	61	(55.7%)
EBITDA	119	170	(30.0%)
EBITDA margin	18.3%	23.3%
Net profit	32	55	(41.8%)
Cash flows from operating activities	152	163	(6.7%)
Payments for investments	64	91	(29.7%)
Free cash flow [1]	88	73	20.5%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q3 2016	Q2 2016	Q3 2015

Total subscribers (end of period, in thousands) [1,4]	2,348	2,260	2,569
Average revenue per user (ARPU, NIS) [2,5]	68	68	68
Churn rate [3]	6.1%	6.2%	6.4%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

4 In the second quarter of 2016, Pelephone added 67,000 subscribers and wrote-off 499,000 CDMA subscribers.

5 The write-off of CDMA subscribers resulted in an increase of NIS 12 in the ARPU of Pelephone in Q2 2016.

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 9

Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “We continue to work diligently to expand our web-based product and service offering. This quarter, we introduced the "Fixit" service based on the Company’s collaborations with the Israeli start-up community, and we are continuing to strengthen our ‘Cyber as a Service’ business for our customers. Our desire to generate added value for our customers drives us to succeed and develop additional growth areas in Israel and abroad.”

Revenues in the third quarter of 2016 were NIS 384 million, compared to NIS 389 million in the same quarter of 2015, a decrease of 1.3%. The decrease in revenues was primarily due to a reduction in hubbing revenues. After excluding hubbing revenues, total revenues increased approximately 1% compared to the same quarter of 2015 due to the continued growth in Internet services delivered across the submarine cable infrastructure, which was partially offset by lower revenue in the international long distance call market.

Implementation of the collective labor agreement signed at the beginning of the 2016 impacted all profitability metrics.

Operating profit in the third quarter of 2016 was NIS 45 million compared to NIS 59 million in the same quarter of 2015, a decrease of 23.7%. EBITDA in the third quarter of 2016 was NIS 80 million (EBITDA margin of 20.8%), compared to NIS 92 million (EBITDA margin of 23.7%) in the same quarter of 2015, a decrease of 13.0%.

Net profit in the third quarter of 2016 was NIS 33 million compared to NIS 41 million in the same quarter of 2015, a decrease of 19.5%.

Cash flow from operating activities in the third quarter of 2016 was NIS 65 million, compared to NIS 69 million in the same quarter of 2015, a decrease of 5.8% due to the aforementioned implementation of the collective labor agreement.

Free cash flow in the third quarter of 2016 was NIS 41 million, in-line with the same quarter of 2015.

Bezeq International	Q3 2016	Q3 2015	% change
	(NIS millions)

Revenues	384	389	(1.3%)
Operating profit	45	59	(23.7%)
EBITDA	80	92	(13.0%)
EBITDA margin	20.8%	23.7%
Net profit	33	41	(19.5%)
Cash flows from operating activities	65	69	(5.8%)
Payments for investments	24	28	(15.0%)
Free cash flow [1]	41	41	0.0%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 10

yes Results

Ron Eilon, CEO of yes, stated, “The television market has undergone numerous changes this past year, and the regulatory framework needs to urgently catch up to the market’s dynamic nature and the technology that shapes it. In the present period, too, we continue to lead the television market in Israel, and were recently the first to announce that we would broadcast in state-of-the-art 4K UltraHD quality, the largest show season in the world, with 600 new series and seasons. These are coupled by the outstanding success enjoyed by rousing Israeli series such as Taagad, which is shattering all previous viewership records in Israel.”

Revenues in the third quarter of 2016 were NIS 434 million, compared to NIS 446 million in the same quarter of 2015, a decrease of 2.7%. The decrease was due to a reduction in the average number of subscribers.

Operating profit in the third quarter of 2016 was NIS 62 million, compared to NIS 74 million in the same quarter of 2015, a decrease of 16.2%.

EBITDA in the third quarter of 2016 was NIS 137 million (EBITDA margin of 31.6%), compared to NIS 152 million (EBITDA margin of 34.1%) in the same quarter of 2015, a decrease of 9.9%.

Profit before finance expenses to shareholders and taxes in the third quarter of 2016 was NIS 36 million compared to NIS 80 million in the same quarter of 2015, a decrease of 55.0%. The decrease was due to a reduction in operating profit and an increase in financing expenses. The increase in financing expenses was mainly due to changes in the fair value of financial assets as well as the recording of one-time financing income relating to a decrease in the interest rates of debentures in the corresponding quarter of 2015.

Net loss in the third quarter of 2016 was NIS 142 million compared to NIS 75 million in the same quarter of 2015, an increase of 89.3%. The increase in net loss was due to the aforementioned reduction in profitability as well as an increase in financing expenses on shareholder loans due to an increase in interest expenses.

Cash flow from operating activities in the third quarter of 2016 was NIS 154 million, compared to NIS 145 million in the same quarter of 2015, an increase of 6.2%. The increase was primarily due to an improvement in working capital.

Free cash flow in the third quarter of 2016 increased 48.6% year-over-year to NIS 104 million, compared to NIS 70 million in the same quarter of 2015. The increase was due to an improvement in working capital as well as a decrease in payments for investments.

The number of yes subscribers in the third quarter of 2016 decreased by 5,000 to a total of 618,000 subscribers.

ARPU in the third quarter of 2016 was NIS 233, in-line with the same quarter of 2015.

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 11

On September 27, 2016 yes' board of directors approved the conversion of shareholder loans registered in Bezeq's name (including shareholder loans acquired from Eurocom) which were provided until June 23, 2015, and whose balance as of September 27, 2016 was NIS 5.319 billion, to equity in yes' books as share premium.

yes - Financial data	Q3 2016	Q3 2015	% change
	(NIS millions)

Revenues	434	446	(2.7%)
Operating profit	62	74	(16.2%)
EBITDA	137	152	(9.9%)
EBITDA margin	31.6%	34.1%
Profit before finance expenses to shareholders and taxes	36	80	(55.0%)
Net loss	(142)	(75)	89.3%
Cash flows from operating activities	154	145	6.2%
Payments for investments	51	75	(32.0%)
Free cash flow [1]	104	70	48.6%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q3 2016	Q2 2016	Q3 2015

Number of subscribers (end of period, in thousands) [1]	618	623	637
Average revenue per user (ARPU, NIS) [2]	233	231	233
Churn rate (%) [3]	4.5%	3.6%	3.9%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 12

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. Allon Raveh, Bezeq Chief Financial Officer on Wednesday, November 23, 2016, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0663

Israel Phone Number: 03-918-0663

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Tuesday, November 29, 2016. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5901

Israel Phone Number: 03-925-5901

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 13

About "Bezeq" The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 14

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Income Statements

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	7,580	7,379	2,510	2,602	9,985
Costs of activity
General and operating expenses	2,984	2,801	994	1,000	3,869
Salaries	1,509	1,442	501	506	1,957
Depreciation and amortization	1,331	1,225	442	457	1,684
Other operating income, net	(33)	(171)	(26)	(13)	(95)
	5,791	5,297	1,911	1,950	7,415

Operating profit	1,789	2,082	599	652	2,570
Financing expenses (income)
Financing expenses	360	371	119	106	376
Financing income	(49)	(105)	(15)	(6)	(113)
Financing expenses, net	311	266	104	100	263

Profit after financing expenses, net	1,478	1,816	495	552	2,307
Share in earnings (losses) of equity accounted investees	(4)	15	(2)	(1)	12
Profit before income tax	1,474	1,831	493	551	2,319
Income tax	415	479	99	144	598
Profit for the period	1,059	1,352	394	407	1,721
Earnings per share (NIS)
Basic earnings per share	0.38	0.49	0.14	0.15	0.63

Diluted earnings per share	0.38	0.49	0.14	0.15	0.62

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 15

"Bezeq" The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gain from the sale of property, plant and equipment (mainly real estate)	(62)	(172)	(22)	(13)	(234)
Provision for early retirement	18	1	3	-	117
Others	11	-	(7)	-	22
Total operating income, net	(33)	(171)	(26)	(13)	(95)

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 16

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Balance Sheets

	September 30, 2016	September 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Assets	NIS million	NIS million		NIS million

Cash and cash equivalents	938	1,030		555
Investments	908	1,126		762
Trade receivables	1,998	2,203		2,058
Other receivables	220	220		269
Inventory	96	90		115
Total current assets	4,160	4,669		3,759

Trade and other receivables	641	643		674
Broadcasting rights, net of rights exercised	450	458		456
Property, plant and equipment	6,840	6,975		6,894
Intangible assets	3,121	3,389	*	3,332
Deferred tax assets	1,103	1,200	*	1,178
Deferred expenses and non-current investments	368	361		361
Investments in equity-accounted investees	20	27		25
Total non-current assets	12,543	13,053		12,920

Total assets	16,703	17,722		16,679

*Restated

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 17

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Balance Sheets (Cont'd)

	September 30, 2016	September 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Liabilities and equity	NIS million	NIS million		NIS million

Debentures, loans and borrowings	2,135	1,952		1,913
Trade and other payables	1,599	1,822		1,657
Current tax liabilities	171	723		624
Liability to Eurocom DBS Ltd, related party	6	217	*	233
Employee benefits	280	268		378
Provisions	87	87		100
Dividend payable	665	933		-
Total current liabilities	4,943	6,002		4,905

Loans and debentures	9,111	9,125		8,800
Employee benefits	237	253		240
Derivatives and other liabilities	257	191		226
Deferred tax liabilities	81	56		51
Provisions	47	70		46
Total non-current liabilities	9,733	9,695		9,363

Total liabilities	14,676	15,697		14,268

Total equity	2,027	2,025		2,411

Total liabilities and equity	16,703	17,722		16,679

*Restated

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 18

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Statements of Cash Flows

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,059	1,352	394	407	1,721
Adjustments:
Depreciation and amortization	1,331	1,225	442	457	1,684
Share in the losses (profits) of equity-accounted investees	4	(15)	2	1	(12)
Financing expenses, net	335	305	115	102	307
Profit from gaining control in DBS	-	(12)	-	-	(12)
Capital gain, net	(62)	(172)	(22)	(13)	(234)
Income tax expenses	415	479	99	144	598

Change in trade and other receivables	116	196	53	51	322
Change in inventory	7	6	2	6	(20)
Change in broadcasting rights	9	2	8	13	-
Change in trade and other payables	(110)	(174)	(12)	21	(271)
Change in provisions	(12)	6	(3)	(3)	18
Change in employee benefits	(100)	-	(92)	(1)	110
Change in other liabilities	(1)	(10)	8	(5)	(9)
Net income tax paid	(297)	(337)	(92)	(130)	(462)
Net cash from operating activities	2,694	2,851	902	1,050	3,740

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 19

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Statements of Cash Flows (Cont'd)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow used for investing activities
Purchase of property, plant and equipment	(901)	(1,038)	(290)	(373)	(1,324)
Investment in intangible assets and deferred expenses	(180)	(268)	(59)	(54)	(311)
Tax payment for shareholder loans	(461)	-	(461)	-	-
Acquisition of financial assets held for trading and others	(867)	(1,229)	-	(300)	(1,785)
Proceeds from the sale of financial assets held for trading and others	711	2,342	-	154	3,260
Proceeds from the sale of property, plant and equipment	122	119	24	22	151
Cash in a company consolidated for the first time	-	299	-	-	299
Others	1	(5)	2	(7)	(7)
Net cash from (used in) investment activities	(1,575)	220	(784)	(558)	283

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 20

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Statements of Cash Flows (Cont'd)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans	1,661	229	-	1	1,010
Repayment of debentures and loans	(1,085)	(1,116)	(279)	(253)	(2,192)
Dividend paid	(776)	(844)	-	-	(1,777)
Interest paid	(256)	(284)	(32)	(41)	(494)
Payment to Eurocom DBS for acquisition of DBS loans and shares	(256)	(680)	(198)	-	(680)
Others	(24)	(6)	(9)	5	5
Net cash used for financing activities	(736)	(2,701)	(518)	(288)	(4,128)
Net increase (decrease) in cash and cash equivalents	383	370	(400)	204	(105)
Cash and cash equivalents at beginning of period	555	660	1,338	826	660
Cash and cash equivalents at end of period	938	1,030	938	1,030	555

BEZEQ GROUP REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS PAGE | 21